September 25, 2009

Julie A. McGraw
Vice President and Chief Financial Officer
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286

Re: National Interstate Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
DEF 14A
Filed March 24, 2009
File Number: 000-51130

Dear Ms. McGraw:

        We have completed our review of the above referenced filings and have no further comments at this time.

                                                Sincerely,

                                                Jeffrey P. Riedler
                                                Assistant Director